Exhibit 99.1

PILLARSTONE CAPITAL REIT OPERATING PARTNERSHIP LP
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Year Ended December 31, 2018
with Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Pillarstone Capital REIT Operating Partnership LP:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Pillarstone Capital REIT Operating Partnership LP and subsidiaries (the “Partnership”) as of December 31, 2018 and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the year then ended, and the related notes (collectively referred to as the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These Consolidated Financial Statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s Consolidated Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Pannell Kerr Forster of Texas, P.C.

We have served as the Partnership’s auditor since 2016.

Houston, Texas
April 1, 2019

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
CONSOLIDATED BALANCE SHEET
(in thousands, except unit data)

December 31,
2018
ASSETS
Real estate assets, at cost
Property	$77,941
Accumulated depreciation	(5,280)
Total real estate assets	72,661
Cash and cash equivalents	1,872
Escrows and acquisition deposits	1,835
Accrued rents and accounts receivable, net of allowance for doubtful accounts	1,360
Receivable due from related party	374
Unamortized lease commissions and deferred legal costs, net	1,164
Prepaid expenses and other assets	52
Total assets	$79,318
LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
Notes payable	$47,064
Accounts payable and accrued expenses	2,616
Payable due to related party	372
Accrued interest payable	197
Tenants' security deposits	1,236
Total liabilities	51,485
Commitments and contingencies:	—
Partners' capital:
General partner, 3,096,403 units issued and outstanding	1,809
Limited partner, 13,591,764 units issued and outstanding	26,024
Total partners' capital	27,833
Total liabilities and partners' capital	$79,318

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands)

Year Ended December 31, 2018
Rental revenues	$14,326
Other revenues	2,854
Total property revenues	17,180

Property expenses
Property operation and maintenance	3,966
Real estate taxes	2,720
Management fees	1,008
Total property expenses	7,694

Other expenses
General and administrative	322
Depreciation and amortization	3,564
Interest expense	2,812
Total other expense	6,698

Income before income taxes and gain on sale of properties and loss on disposal of assets	2,788

Provision for income taxes	(88)
Gain on sale of properties	7,778
Loss on disposal of assets	(55)

Net income	$10,423

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL (in thousands)

					Total
	General Partner		Limited Partner		Partners'
	Units	Amount	Units	Amount	Capital
Balance, December 31, 2017	3,096	$176	13,592	$18,861	$19,037
Distributions to partners	—	(302)	—	(1,325)	(1,627)
Net income	—	1,935	—	8,488	10,423
Balance, December 31, 2018	3,096	$1,809	13,592	$26,024	$27,833

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
Year Ended December 31, 2018
Cash flows from operating activities:
Net income	$10,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,564
Amortization of deferred loan costs	100
Gain on sale or disposal of properties and assets	(7,723)
Bad debt expense	292
Changes in operating assets and liabilities:
Escrows and acquisition deposits	353
Accrued rent and accounts receivable	(854)
Receivable due from related party	1,201
Unamortized lease commissions and deferred legal costs	(346)
Prepaid expenses and other assets	(120)
Accounts payable and accrued expenses	(727)
Receivable due to related party	(587)
Tenants' security deposits	45
Net cash provided by operating activities	5,621
Cash flows from investing activities:
Additions to real estate	(2,358)
Proceeds from sale of properties	14,881
Net cash provided by investing activities	12,523
Cash flows from financing activities:
Distributions paid to General Partner	(302)
Distributions paid to Limited Partner	(1,325)
Extinguishment of debt cost	(108)
Repayments of notes payable	(17,349)
Net cash used in financing activities	(19,084)

Net decrease in cash and cash equivalents	(940)
Cash and cash equivalents at beginning of period	2,812
Cash and cash equivalents at end of period	$1,872

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,599
Cash paid for taxes	$88
Non cash investing and financing activities:
Additions to real estate contributed by limited partner	$45
Disposal of fully depreciated real estate	$56

See the accompanying notes to the consolidated financial statements.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Pillarstone Capital REIT Operating Partnership LP, a Delaware limited partnership, together with its subsidiaries, (collectively, the “Partnership,” “Pillarstone OP,” “we,” “our,” or “us”), was formed on September 23, 2016 to conduct substantially all of the operations for its sole general partner, Pillarstone Capital REIT (“Pillarstone” or the “General Partner”). Pillarstone engages in investing in, owning and operating commercial properties. Future real estate investments may include (i) acquisition and development of retail, office, office warehouse, industrial, multifamily, hotel, and other commercial properties, (ii) acquisition of or merger with a real estate investment trust or real estate operating company and (iii) joint venture investments. Excess funds can be invested in cash equivalents depending on market conditions. As of December 31, 2018, we owned 11 commercial properties in and around Dallas-Fort Worth and Houston, Texas.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation.  The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries. All net income or loss is allocated between the General Partner and limited partner based on the weighted-average percentage ownership of the Partnership during the year. Issuances of additional limited partnership interest in the Partnership (“OP units”) changes the basis of ownership interests of both the General Partner and limited partner.

Basis of Accounting.  Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates.   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates that we use include the estimated fair values of properties acquired, the estimated useful lives for depreciable and amortizable assets and costs, the estimated allowance for doubtful accounts and the estimates supporting our impairment analysis for the carrying values of our real estate assets.  Actual results could differ from those estimates.

Revenue Recognition.  All leases on our properties are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases.  Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rents and accounts receivable.  Percentage rents are recognized as rental income when the thresholds upon which they are based have been met.  Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred.  We have established an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible.

Cash and Cash Equivalents.  We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  Cash and cash equivalents as of December 31, 2018 consisted of demand deposits at commercial banks and brokerage accounts.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Real Estate

Acquired Properties and Acquired Lease Intangibles.  We allocate the purchase price of the acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based on their respective fair values at the time of purchase. Identifiable intangibles include amounts allocated to acquired out-of-market leases, the value of in-place leases and customer relationship value, if any. We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods considering market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to out-of-market leases and in-place lease value are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Premiums or discounts on acquired out-of-market debt are amortized to interest expense over the remaining term of such debt.

Depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 39 years for improvements and buildings, respectively.  Tenant improvements are depreciated using the straight-line method over the life of the improvement or remaining term of the lease, whichever is shorter.

Impairment.  We review our properties for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations.  We determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property.  If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value.  Management has determined that there has been no impairment in the carrying value of our real estate assets as of December 31, 2018.

Accrued Rents and Accounts Receivable.  Included in accrued rent and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. An allowance for the uncollectible portion of accrued rents and accounts receivable is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends.  For the year ended December 31, 2018, we had an allowance for uncollectible accounts of $53,000. As of December 31, 2018, we recorded bad debt expense in the amount of $292,000 related to tenant receivables that we specifically identified as potentially uncollectible based on our assessment of each tenant’s credit-worthiness.  Bad debt expenses and any related recoveries are included in property operation and maintenance expense.

Unamortized Lease Commissions and Loan Costs.  Leasing commissions are amortized using the straight-line method over the terms of the related lease agreements.  Loan costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method.  Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Prepaids and Other Assets.  Prepaids and other assets include escrows established pursuant to certain mortgage financing arrangements for real estate taxes and insurance.

State Taxes.  We are subject to the Texas Margin Tax, which is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction.  Although the Texas Margin Tax is not considered an income tax, FASB ASC 740, “Income Taxes” (“ASC 740”) applies to the Texas Margin Tax.  As of December 31, 2018, we recorded a margin tax provision of $87,000.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Fair Value of Financial Instruments.  Our financial instruments consist primarily of cash, cash equivalents, accounts receivable and accounts and notes payable.  The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to their short-term nature.  The fair value of our long-term debt, consisting of fixed rate secured notes and a variable rate related party note aggregate to approximately $47.2 million as compared to the book value of approximately $47.3 million as of December 31, 2018. The fair value of our long-term debt is estimated on a Level 2 basis (as provided by ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”)), using a discounted cash flow analysis based on the borrowing rates currently available to us for loans with similar terms and maturities, discounting the future contractual interest and principal payments.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2018. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2018 and current estimates of fair value may differ significantly from the amounts presented herein.

Concentration of Risk.  Substantially all of our revenues are obtained from office, warehouse and retail locations in the Dallas-Fort Worth and Houston metropolitan areas. We maintain cash accounts in major U.S. financial institutions. The terms of these deposits are on demand to minimize risk. The balances of these accounts sometimes exceed the federally insured limits, although no losses have been incurred in connection with these deposits.

Recent accounting pronouncements. In May 2014, the FASB issued guidance, as amended in subsequent updates, establishing a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. The standard also requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance on a modified retrospective basis beginning January 1, 2018, and it did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued guidance requiring lessees to recognize a lease liability and a right-of-use asset for all leases. Lessor accounting will remain largely unchanged with the exception of changes related to costs which qualify as initial direct costs. The guidance will also require new qualitative and quantitative disclosures to help financial statement users better understand the timing, amount and uncertainty of cash flows arising from leases. This guidance is effective for reporting periods beginning on or after December 15, 2018, with early adoption permitted. We adopted the guidance and its related amendments as of January 1, 2019 using the transition practical expedient which allows us to recognize a cumulative-effect adjustment to the opening balance of retained earnings as of the adoption date as well as other elected practical expedients. Additionally, we have elected the optional transition practical expedient for lessors that permits lessors to make an accounting policy election to not separate nonlease components from the associated lease components, if the following two criteria are met: (1) the timing and pattern of transfer of the lease and nonlease components are the same and (2) the lease component would be classified as an operating lease if accounted for separately. As a result, leases where we are the lessor are accounted for in a similar manner to existing standards with the underlying leased asset being reported and recognized as a real estate asset.

In November 2016, the FASB issued guidance requiring that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance effective January 1, 2018, and we have reconciled cash and cash equivalents and restricted cash and restricted cash equivalents on a retrospective basis, whereas under the previous guidance, we reported restricted cash and restricted cash equivalents under cash flows from financing activities.

In January 2017, the FASB issued guidance clarifying the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or dispositions) of assets or businesses. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance on a prospective basis beginning January 1, 2018 and

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

believe the majority of our future acquisitions will qualify as asset acquisitions and the associated transaction costs will be capitalized as opposed to expensed under previous guidance.

In February 2017, the FASB issued guidance clarifying the scope of asset derecognition guidance, adds guidance for partial sales of nonfinancial assets and clarifies recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. This guidance became effective for the reporting periods beginning on or after December 15, 2017, and interim periods within those fiscal years. We adopted this guidance on a modified retrospective basis beginning January 1, 2018, and it did not have a material impact on our consolidated financial statements.

3.  REAL ESTATE

As of December 31, 2018, we owned 11 commercial properties in the Dallas-Fort Worth and Houston areas comprised of approximately 1.3 million square feet of gross leasable area.

Property dispositions. On December 27, 2018, we completed the sale of Dairy Ashford Business Park, Westbelt Plaza and Main Park (the "Real Estate Assets Sold"), each located in Houston, Texas. Dairy Ashford Business Park sold for $2.1 million, and we recorded a gain on sale of $0.8 million. Westbelt Plaza sold for $5.4 million, and we recorded a gain on sale of $2.7 million. Main Park sold for $8.4 million, and we recorded a gain on sale of $4.3 million. We have not included the Real Estate Assets Sold in discontinued operations as they did not meet the definition of discontinued operations.

4.  ACCRUED RENTS AND ACCOUNTS RECEIVABLE, NET

Accrued rents and accounts receivable, net, consists of amounts accrued, billed and due from tenants, allowance for doubtful accounts and other receivables as follows (in thousands):

December 31,
2018
Tenant receivables	$252
Accrued rents and other recoveries	1,161
Allowance for doubtful accounts	(53)
Totals	$1,360

5.  UNAMORTIZED LEASE COMMISSIONS AND DEFERRED LEGAL COST, NET

Costs which have been deferred consist of the following (in thousands):

December 31,
2018
Leasing commissions	$1,780
Deferred legal cost	34
Total cost	1,814
Less: leasing commissions accumulated amortization	(636)
Less: deferred legal cost accumulated amortization	(14)
Total cost, net of accumulated amortization	$1,164

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

     A summary of expected future amortization of deferred costs is as follows (in thousands):

Years Ended December 31,	Leasing Commissions	Deferred Legal Costs(1)	Total
2019	$345	$20	$365
2020	277	—	277
2021	205	—	205
2022	139	—	139
2023	97	—	97
Thereafter	81	—	81
Total	$1,144	$20	$1,164

(1) The Partnership will recognize a cumulative-effect adjustment to the opening balance of retained earnings of $20,000 in deferred legal costs in 2019 from the modified retrospective adoption of ASC 842.

6.  FUTURE MINIMUM LEASE INCOME

We lease the majority of our properties under noncancelable operating leases, which provide for minimum base rents plus, in some instances, contingent rents based upon a percentage of the tenants’ gross receipts. A summary of minimum future rents to be received (exclusive of renewals, tenant reimbursements, and contingent rents) under noncancelable operating leases in existence as of December 31, 2018 is as follows (in thousands):

Years Ended December 31,	Minimum Future Rents
2019	$11,140
2020	8,924
2021	6,350
2022	4,111
2023	2,802
Thereafter	12,190
Total	$45,517

7.  DEBT

Mortgages and other notes payable consist of the following (in thousands):

December 31,
Description	2018
Fixed rate notes
$37.0 million 3.76% Note, due December 1, 2020	$25,863
$16.5 million 4.97% Note, due September 26, 2023	15,805
Floating rate notes
Related party Note, LIBOR plus 1.40% to 1.95%, due December 31, 2019	5,661
Total notes payable principal	47,329
Less deferred financing costs, net of accumulated amortization	(265)
$47,064

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Our mortgage debt was collateralized by seven operating properties as of December 31, 2018 with a combined net book value of $55.6 million.  Our loans contain restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt and are secured by deeds of trust on certain of our properties and the assignment of certain rents and leases associated with those properties.

Certain other of our loans are subject to customary covenants.  As of December 31, 2018, we were in compliance with all loan covenants. Annual maturities of notes payable as of December 31, 2018 are due during the following years:

Amount Due
Year	(in thousands)
2019	$6,856
2020	25,272
2021	308
2022	323
2023	14,570
Total	$47,329

8. PARTNERS' CAPITAL

Operating Partnership Units

The Partnership conducts substantially all of Pillarstone's business. Pillarstone is the sole general partner of the Partnership and as of December 31, 2018, owned an 18.6% interest in the Partnership.

At any time on or after six months following the date of the initial issuance thereof, limited partners in the Partnership holding OP units have the right to convert their OP units for cash, or at the option of the general partner, common shares of Pillarstone. As of December 31, 2018, there were 16,688,167 OP units outstanding.

Distributions

The following table reflects the total distributions we have paid in each indicated quarter (in thousands):

	General	Limited
Quarter Paid	Partner	Partner	Total
2018
Fourth Quarter	$187	$820	$1,007
Third Quarter	—	—	—
Second Quarter	—	—	—
First Quarter	115	505	620
Total	$302	$1,325	$1,627

9.  COMMITMENTS AND CONTINGENCIES

We are a participant in various legal proceedings and claims that arise in the ordinary course of our business.  These matters are generally covered by insurance.  While the resolution of these matters cannot be predicted with certainty, we believe that the final outcome of these matters will not have a material effect on our financial position, results of operations, or cash flows.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

10.  RELATED PARTY TRANSACTIONS

Transactions with Limited Partner

We lease space to Whitestone OP at five of our commercial properties. We also pay interest to Whitestone OP related to our obligation under the Whitestone Credit Facility. The following table represents the amounts incurred for the year ended December 31, 2018:

(in thousands)	Year Ended December 31, 2018
Rental revenue	$779
Interest Expense	(582)

Property and Asset Management Fees

Pursuant to the terms of the Management Agreements described in Note 3, summarized below are the property management and asset management fees incurred by Pillarstone OP to Whitestone TRS for the year ended December 31, 2018:

(in thousands)	Year Ended December 31, 2018
Property management fees	$743
Asset management fees	265

Due to/from partners

Pursuant to the terms of the Management Agreement and Contribution Agreement, summarized below are the related party amounts receivable or payable as of December 31, 2018:

December 31,
(in thousands)	2018
Receivables due from related parties
Tenant receipts received by Whitestone OP	$58
Reimbursement of general and administrative expenses (1)	316
Total receivables due from related parties	$374

Payables due to related parties
Property management fees	$62
Asset management fees	22
Related party note interest	40
Reimbursement of operating expenses (2)	248
Total payables due from related parties	$372

Accrued interest payable from related party note	$50

(1)	Reimbursement of general and administrative expenses primarily related to legal fees paid by Pillarstone OP on Pillarstone Capital REIT's behalf.

(2)
Reimbursement of operating expenses primarily related to insurance, leasing commissions, utilities and legal fees either paid by Pillarstone OP on Whitestone OP's behalf or paid by Whitestone OP on Pillarstone OP's behalf.

Pillarstone Capital REIT Operating Partnership LP and Subsidiaries
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

11.  SUBSEQUENT EVENTS

We have evaluated subsequent events through April 1, 2019, the date the financial statements were available to be issued, and are not aware of any events that have occurred that would require additional adjustments to or disclosures in the Consolidated Financial Statements.